UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D [Amendment No. 5]* Under the Securities Exchange Act of 1934
TILE SHOP HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

88677Q109
(CUSIP Number)

Louise Mary Garbarino Nabron International, Inc. 2nd Floor, Le Prince de Galles 3-5 Avenue des Citronniers MC98000 Monaco
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No:  88677Q109                                                                  13D                           Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Nabron International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (Note 1)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,025,537 (Note 2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,025,537 (Note 2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,025,537 (Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.53722% (Note 3)
14	TYPE OF REPORTING PERSON CO

FOOTNOTES

Note 1: This statement on Schedule 13D/A is filed by Nabron International, Inc. ("Nabron"), Raymond Long Sing Tang ("Tang"), Jill Marie Franklin ("Franklin"), and Louise Mary Garbarino ("Garbarino" and, together with Nabron, Tang and Franklin, sometimes referred to hereinafter as the "Reporting Persons").    The Reporting Persons expressly disclaim status as a "group" for purposes of this statement on Schedule 13D/A.
Note 2: Shares of common stock, par value $0.0001 per share ("Common Stock") of Tile Shop Holdings, Inc. (the "Issuer") held by Nabron.  Tang, Franklin and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.
Note 3: Calculated based on 51,315,047 shares of Common Stock issued and outstanding as disclosed in the Issuer's most recent SEC Form 10-Q/A filed on May 6, 2015.

CUSIP No:  88677Q109                                                                  13D                           Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Raymond Long Sing Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (Note 1)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,025,537 (Note 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,025,537 (Note 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,025,537 (Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.53722% (Note 3)
14	TYPE OF REPORTING PERSON IN

FOOTNOTES

Note 1: This statement on Schedule 13D/A is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a "group" for purposes of this statement on Schedule 13D/A.
Note 2: Shares of Common Stock of  the Issuer held by Nabron.  Tang, Franklin and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.
Note 3: Calculated based on 51,315,047 shares of Common Stock issued and outstanding as disclosed in the Issuer's most recent SEC Form 10-Q/A filed on May 6, 2015.

CUSIP No:  88677Q109                                                                  13D                           Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Jill Marie Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (Note 1)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,025,537 (Note 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,025,537 (Note 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,025,537 (Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.53722% (Note 3)
14	TYPE OF REPORTING PERSON IN

FOOTNOTES

Note 1: This statement on Schedule 13D/A is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a "group" for purposes of this statement on Schedule 13D/A.
Note 2: Shares of Common Stock of the Issuer held by Nabron.  Tang, Franklin and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.
Note 3: Calculated based on 51,315,047 shares of Common Stock issued and outstanding as disclosed in the Issuer's most recent SEC Form 10-Q/A filed on May 6, 2015.

CUSIP No:  88677Q109                                                                  13D                           Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS Louise Mary Garbarino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (Note 1)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,025,537 (Note 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,025,537 (Note 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,025,537 (Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.53722% (Note 3)
14	TYPE OF REPORTING PERSON IN

FOOTNOTES

Note 1: This statement on Schedule 13D/A is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a "group" for purposes of this statement on Schedule 13D/A.
Note 2: Shares of Common Stock of the Issuer held by Nabron.  Tang, Franklin and Garbarino are the members of the Board of DIrectors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.
Note 3: Calculated based on 51,315,047 shares of Common Stock issued and outstanding as disclosed in the Issuer's most recent SEC Form 10-Q/A filed on May 6, 2015.

CUSIP No: 88677Q109                                                                 13D                         Page 6 of 7 Pages

Item 1.  Security and Issuer.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 29, 2012 (the "Initial Schedule") on behalf of the Reporting Persons, as previously amended by Amendment No. 1 to the Initial Schedule filed with the Commission on December 19, 2012 ("Amendment No. 1"), Amendment No. 2 to the Initial Schedule filed with the Commission on April 12, 2013 ("Amendment No. 2"), Amendment No. 3 to the Initial Schedule filed with the Commission on May 23, 2013 ("Amendment No. 3), and Amendment No. 4 to the Initial Schedule filed with the Commission on June 18, 2013 ("Amendment No. 4").  Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Initial Schedule.  All items or responses not described herein remain as previously reported in the Initial Schedule, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4.

Item 2.  Identity and Background.

    Item 2 of the Initial Schedule, as amended by Amendment No.1, Amendment No.2, Amendment No. 3, and Amendment No. 4 is hereby amended and supplemented to delete Noble Resources Limited ("Noble") from the definition of Reporting Persons as set forth in the Initial Schedule inasmuch as Noble has since disposed of all of its shares of Common Stock of the Issuer.

    (a)    The persons and entities filing this Amendment No. 5 to the Initial Schedule are Nabron International, Inc. ("Nabron"), Raymond Long Sing Tang ("Tang"), Jill Marie Franklin ("Franklin"), and Louise Mary Garbarino ("Garbarino" and, together with  Nabron, Tang, and Franklin, the "Reporting Persons").

    (b)    The address of the principal place of business of each of the Reporting Persons is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.

    (c)    The principal business of Nabron is investing.  The principal occupation of Tang is investing.  The principal occupation of Franklin is investing.  The principal occupation of Garbarino is investing.

    (d)    None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)    None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

    (f)    Nabron is incorporated in the Bahamas.  Tang is a citizen of the United Kingdom.  Franklin is a citizen of the United Kingdom.  Garbarino is a citizen of the United Kingdom.

Item 4.  Purpose of Transaction.

On various dates from September 5, 2014 through and including May 29, 2015, Nabron sold an aggregate of 535,079 shares of the Common Stock of the Issuer, representing 1.04273% of the total issued and outstanding shares of Common Stock of the Issuer as reported in Issuer's most recent 10-Q/A filed with the Commission on May 6, 2015.

 Item 5.  Interest in Securities of the Issuer.

(a), (b) and (c)                      The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

CUSIP No: 88677Q109                                                                 13D                         Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2015

NABRON INTERNATIONAL, INC.

By:           /s/  Jill Marie Franklin
Jill Marie Franklin,
Authorized Signatory

By:           /s/  Louise Mary Garbarino
Louise Mary Garbarino,
Authorized Signatory

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/  Louise Mary Garbarino
Louise Mary Garbarino

/s/  Raymond Long Sing Tang
Raymond Long Sing Tang